ADVISOR MANAGED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is effective as of the 13th day of December 2023 by and between Advisor Managed Portfolios, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and Ramirez Asset Management, Inc. (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 13th day of December 2023, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.Limit on Operating Expenses. The Adviser hereby agrees to limit current Operating Expenses of each class of the Fund to an annual rate, expressed as a percentage of each class’ respective average annual net assets, listed in Schedule A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.Definition. For purposes of this Agreement, the term “Operating Expenses”, with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees, and any other operating expenses of the Fund, but does not include (a) taxes, (b) interest charges, (c) litigation and other extraordinary expenses, (d) acquired fund fees and expenses, (e) interest expense relating to short sales, (f) dividend expense, (g) borrowing costs, (h) extraordinary expenses, and (i) brokers’ commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities.

3.Recoupment of Fees and Expenses.  Subject to review by the Board of Trustees of the Trust, the Adviser may recoup any excess payments paid by it pursuant to this Agreement for a period of up to three (3) years following the date on which the Adviser made the payment provided that the Operating Expenses, including the recouped amount, do not exceed the Annual

Limit in place at the time the payment was made by the Adviser or at the time of the recoupment, whichever is lower.

4.Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for successive periods of not less than one year, unless terminated as provided in Paragraph 5 of this Agreement.

5.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust and in no event prior to the end of a currently effective one year period. This Agreement will automatically terminate, with respect to the Fund listed, if the Adviser no longer serves as investment adviser to the Fund.

6.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

9.Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested by their duly authorized officers, all on the day first above written.

RAMIREZ ASSET MANAGEMENT, INC.

By: /s/ Samuel A. Ramirez, Jr.

Name: Samuel A. Ramirez, Jr.

Title: President, CEO

ADVISOR MANAGED PORTFOLIOS
on behalf of the series listed on Schedule A

By: /s/ Russell B. Simon

Name: Russell B. Simon

Title: President

Schedule A

Fund / Class	Annual Limit	Effective Date*
Ramirez Core Bond Fund
Retail Class	0.75%	December 15, 2023
Institutional Class	0.50%	December 15, 2023
Ramirez Government Money Market Fund
Retail Class	0.60%	December 15, 2023
Institutional Class	0.35%	December 15, 2023

3